Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
2300-200 Granville Street
Vancouver, British Columbia
V6C 1S4

Item 2.	Date of Material Change

January 6, 2009

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on January 6, 2009 and filed on SEDAR.

Item 4.	Summary of Material Changes

On January 6, 2009, NovaGold announced that further to its press release of January 2 2009, the Company increased its financing by the full $15 million bringing the total to US$75 million.

Item 5.	Full Description of Material Change

NovaGold has entered into binding agreements with the additional institutional investors referred to in the Company’s previous news release providing for the sale to such investors, on a private placement basis, of an aggregate of 11,538,461 Units for a purchase price of US$1.30 per Unit, for gross proceeds of US$15 million. Each Unit consists of one common share of NovaGold and one common share purchase warrant of NovaGold (“Warrant”). Each Warrant entitles the holder thereof to acquire one common share of NovaGold for an exercise price of US$1.50 prior to 5:00 p.m. (EST) on the fourth anniversary of the closing date.

This offering of 11,538,461 Units is in addition to the 46,153,847 Units to be sold by the Company to Electrum Strategic Resources LLC (Electrum) for gross proceeds of approximately US$60 million and brings the total gross proceeds of the financing to US$75 million.

The net proceeds of the additional offering, estimated to be approximately US$14.9 million, will be used for general corporate purposes. The transaction will be completed concurrently with the completion of the sale of Units to Electrum.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Elaine Sanders
Vice President, Finance & Corporate Secretary
	Telephone:	(604) 669-6227
	Fax:	(604) 669-6272

Item 9.	Date of Report

January 8, 2009